

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2011

<u>Via E-mail</u>
Mr. Wallace D. Ruiz
Chief Financial Officer
Inuvo, Inc.
15550 Lightwater Drive, Suite 300
Clearwater, Florida 33760

**Re: Inuvo, Inc.
              Registration Statement on Form S-4
              Filed on November 14, 2011
              File No. 333-177983**

Dear Mr. Ruiz:

          We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

          After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Accounting Treatment of the Merger, page 14</u>

1.   Disclose the factors you considered in determining that Inuvo is the accounting acquirer in the merger transaction. Also tell us in detail how you applied the guidance in paragraphs 805-10-55-11 through 55-15 of the ASC in evaluating the appropriate accounting treatment for the transaction.

<u>Certain Unaudited Prospective Financial Information, page 57</u>

2.   We note the presentation of EBITDA and Adjusted EBITDA in your document. You should reconcile the presentation of these Non-GAAP items to the most directly comparable measure calculated and presented in accordance with GAAP. Further please include a statement disclosing the reasons why you believe the presentation of the non-GAAP measure provides useful information to your investors regarding your financial condition and results of operations and a statement disclosing the additional purposes, if any, for which you use the non-GAAP measure. Please refer to guidance in Section 101 of the Division's Compliance and Disclosure Interpretations available on our website at www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

<u>Material U.S. Federal Income Tax Consequences of the Merger, page 79</u>

3.   It is unclear whether the tax discussion section is counsel's opinion. If it is, and you intend to file a short-form opinion as an exhibit to the registration statement, please take into consideration the following guidelines on the filing of short-form tax opinions:

- Counsel must present its full opinion in this section of the document.

- In the tax discussion section of the prospectus, you must identify counsel who has rendered the opinion and clearly state that the discussion <u>is</u> the named counsel's opinion. Delete all references to the discussion being a general discussion or of general applicability.

- Clearly identify upon what counsel is opining. In this regard, counsel must opine on *each* material tax consequence, not just that the merger will qualify as a reorganization under Section 368(a) of the Internal Revenue Code.

- • Counsel must file short-form opinions as exhibits to the registration statement. In the short-form opinion filed as an exhibit, counsel must state that its opinion is set forth in the tax discussion section and that counsel confirms its opinion as set forth in that section of the document. Counsel also must consent to being named in the tax discussion section and the legal matters section. Furthermore, if the opinion states that counsel has no obligation to update its opinion, then clarify that the opinion speaks through the date of effectiveness of the registration statement. Counsel can do this through disclosure or by filing another opinion dated the date of effectiveness.

  Alternatively, advise us whether you intend to obtain and file a long-form tax opinion.

4. We note your disclosure which states that "provided that the merger qualifies as a reorganization within the meaning of section 368(a) of the Code, for U.S. federal income tax purposes, in general…." Neither you nor counsel may assume any legal conclusions underlying the opinion. Counsel must instead opine on these matters as part of its tax opinion. Please revise the prospectus as necessary to remove statements assuming the tax consequences of the transaction and clearly state that the transaction does qualify as a reorganization under Section 368(a).

5. Please remove all uses of the words "in general" on page 80 to modify a conclusion of counsel about the tax consequences. If doubt exists because of a lack of authority directly addressing the tax consequences or conflicting authority, counsel may use the word "should" to make it clear that the opinion is subject to a degree of uncertainty, but counsel must explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion, and you should provide risk factor disclosure setting forth the related risks to investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer,

Attorney-Advisor, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

Cc: James Schneider, Esq.
         Schneider Weinberger LLP